Filed Pursuant to Rule 433

Registration Statement No. 333-137211

September 6, 2007

FINAL TERM SHEET

Issuer:	Husky Energy Inc.
Expected Ratings:	Moody’s: Baa2; S&P: BBB+

	6.200% Senior Notes due 2017	6.800% Senior Notes due 2037
Principal Amount:	U.S.$300,000,000	U.S.$450,000,000
Coupon:	6.200%	6.800%
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2008	Semi-annually on March 15 and September 15, commencing on March 15, 2008
Maturity:	September 15, 2017	September 15, 2037
Treasury Benchmark:	4.750% due August 2017	4.750% due February 2037
U.S. Treasury Yield:	4.519%	4.812%
Spread to Treasury:	+170 bps (1.70%)	+200 bps (2.00%)
Re-offer Yield:	6.219%	6.812%
Initial Price to Public:	Per Note: 99.859%; Total: $299,577,000	Per Note: 99.846%; Total: $449,307,000
Optional Redemption:

At any time for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date. The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

At any time for an amount equal to the principal amount of the notes redeemed plus a make-whole premium and accrued but unpaid interest to the redemption date. The notes may also be redeemed in whole, but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur.

Make-Whole Premium:	U.S. Treasury + 30 bps	U.S. Treasury + 35 bps
Settlement Date:	September 11, 2007 (T+3)	September 11, 2007 (T+3)

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. RBC Capital Markets Corporation
Co-Managers:	CIBC World Markets Corp TD Securities (USA) LLC BMO Capital Markets Corp. BNP Paribas Securities Corp.Lazard Capital Markets LLC Scotia Capital (USA) Inc. Deutsche Bank Securities Inc.

Note: A Securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or RBC Capital Markets Corporation toll-free at 1-866-375-6829 or sending mail to Citigroup Global Markets Inc.; Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 .